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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67324

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cooperative of American Physicians Insurance Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 South Hope Street, 8th Floor
(No. and Street)

Los Angeles	CA	90071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Kezirian (213) 473-8600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

725 South Figueroa	Los Angeles	CA	90017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
E
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PS
3/21

OATH OR AFFIRMATION

I, A. Peter Kezirian, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cooperative of American Physicians Insurance Services, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIANA Q. LEONCIO
Commission # 1611176
Notary Public - California
Los Angeles County
My Comm. Expires Oct 6, 2009

A. Peter Kezirian, Jr.
Signature

General Counsel
Title

Diana Q. Leoncio
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Cooperative of American Physicians Insurance Services, Inc.
(A Wholly Owned Subsidiary of Cooperative of American Physicians, Inc.)
Year Ended December 31, 2007
With Report and Supplementary Report of Independent Registered
Public Accounting Firm

Cooperative of American Physicians Insurance Services, Inc.
(A Wholly Owned Subsidiary of Cooperative of American Physicians, Inc.)

Financial Statements and Supplemental Information

Year Ended December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017

Phone: (213) 977-3200
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Cooperative of American Physicians Insurance Services, Inc.

We have audited the accompanying statement of financial condition of Cooperative of American Physicians Insurance Services, Inc. (the Company) as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules I, II and III on pages 10, 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as whole.

Ernst + Young LLP

February 20, 2008

Cooperative of American Physicians Insurance Services, Inc.
(A Wholly Owned Subsidiary of Cooperative of American Physicians, Inc.)

Statement of Financial Condition

December 31, 2007

Assets		
Cash	$	75,939
Other assets		1,693
Total assets	$	77,632
Liabilities		
Accounts payable	$	8,508
Total liabilities		8,508
Stockholder's equity		
Common stock, $.001 par value – authorized, 1,000 shares; issued and outstanding, 1,000 shares		1
Additional paid-in capital		29,999
Retained income		39,124
Total stockholder's equity		69,124
Total liabilities and stockholder's equity	$	77,632

See accompanying notes.

Cooperative of American Physicians Insurance Services, Inc.
(A Wholly Owned Subsidiary of Cooperative of American Physicians, Inc.)

Statement of Income

Year Ended December 31, 2007

Revenues:		
Commissions	$	66,482
Other revenue		35,000
Total revenues		101,482
Expenses:		
Operating expenses		49,417
Total expenses		49,417
Income before income taxes		52,065
Income tax expense		12,619
Net income	$	39,446

See accompanying notes.

Cooperative of American Physicians Insurance Services, Inc.
(A Wholly Owned Subsidiary of Cooperative of American Physicians, Inc.)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2007

	Common Stock		Additional Paid-in	Retained	
	Shares	Par	Capital	Earnings	Total
Balance at January 1, 2007	1,000	$ 1	$ 29,999	$ (322)	$ 29,678
Net income	–	–	–	39,446	39,446
Balance at December 31, 2007	1,000	$ 1	$ 29,999	$ 39,124	$ 69,124

See accompanying notes.

Cooperative of American Physicians Insurance Services, Inc.
(A Wholly Owned Subsidiary of Cooperative of American Physicians, Inc.)

Statement of Cash Flows

Year Ended December 31, 2007

Operating activities		
Net income	$	39,446
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in other assets		(1,693)
Change in accounts payable		8,508
Net cash provided by operating activities		46,261
Cash at beginning of the year		29,678
Cash at end of the year	$	75,939

See accompanying notes.

Cooperative of American Physicians Insurance Services, Inc.
(A Wholly Owned Subsidiary of Cooperative of American Physicians, Inc.)

Notes to Financial Statements

December 31, 2007

1. Organization

The Cooperative of American Physicians Insurance Services, Inc. (CAPIS) was incorporated on February 23, 2006, as a wholly owned subsidiary of the Cooperative of American Physicians, Inc. (CAP). CAPIS is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc (NASD). CAPIS markets certain financial products such as variable life insurance, and provides a market to sell memberships in CAP. CAPIS does not carry customer accounts or perform custodial functions related to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the SEC.

2. Summary of Significant Accounting Policies

Cash

Cash represents cash in an operating bank account.

Commissions

CAPIS receives commissions for the sale of variable life insurance products and earns the commissions based upon the effective date of the underlying insurance contracts. In 2007, there were no amounts of commissions reallowed to selling agents as selling commissions.

Other Revenue

Other revenue consists of $35,000 that CAPIS received in 2007 from the NASD pursuant to the purchase of the NASD by the New York Stock Exchange in December 2006. The proceeds of this sale were distributed to all members based on several criteria including size and tenure in the NASD. As one of the newest and smallest NASD members, CAPIS was eligible to receive the minimal amount of compensation for the sale of its membership which amounted to $35,000.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

CAPIS files its federal income tax return on a consolidated basis with its parent, CAP. CAP allocates income taxes to the consolidated group based on the separate return method. Income taxes are provided for current taxes payable or refundable and temporary difference arising from the future tax consequences of events that have been recognized in the CAPIS financial statements or income tax returns. The effects of income taxes are measured based on enacted tax laws and rates. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are recognized if, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized. As of December 31, 2007, there were no timing differences giving rise to deferred assets or liabilities. The tax provision for the year ended December 31, 2007 was $12,619 comprised of $8,016 in federal income taxes and $4,603 in state income taxes. Income taxes paid in 2007 were $14,000.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

New Accounting Standards

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). Among other things, FIN 48 creates a model to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing a minimum recognition threshold which all income tax positions must achieve to meet before being recognized in the financial statements. In addition, FIN 48 requires expanded annual disclosures, including a tabular rollforward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or

2. Summary of Significant Accounting Policies (continued)

decrease within 12 months. FIN 48's original effective date was deferred and is currently effective for the Company on January 1, 2008. Any differences between the amounts recognized in the statement of financial position prior to the adoption of FIN 48 and the amounts reported after adoption are generally accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. CAPIS is evaluating FIN 48 to determine the appropriate model for analyzing tax positions considered uncertain. However, CAPIS is currently unaware of any uncertain income tax position that would have a material impact on its financial position or results of operations.

In September 2006, the FASB issued FAS No. 157, *Fair Value Measurements* (FAS No. 157), which provides a common definition of fair value and establishes a framework to make the measurement of fair value more consistent and comparable. FAS No. 157 also requires expanded disclosures about (1) the extent to which companies measure assets and liabilities at fair value, (2) the methods and assumptions used to measure fair value, and (3) the effect of fair value measures on earnings. CAPIS will adopt FAS No. 157 on January 1, 2008, and the adoption will not have a material impact on its financial position or results of operations.

In February 2007, the FASB issued FAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 155, Accounting for Certain Investments in Debt and Equity Securities* (FAS No. 159). FAS No. 159 permits an entity to choose to measure many financial instruments and certain items at fair value. The objective of this standard is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reporting earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FAS No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. Entities will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option: (1) may be applied instrument by instrument, with a few exceptions, such as investments accounted for by the equity method; (2) is irrevocable (unless a new election date occurs); and (3) is applied only to entire instruments and not to portions of instruments. FAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007, which for the Company would be the fiscal year beginning January 1, 2008. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply FASB Statement No. 157, *Fair Value Measurements*. CAPIS did not make such an election and the adoption of FAS 159 will not have a material impact on its financial position or results of operations.

3. Capital Requirements

CAPIS is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). CAPIS computes its net capital requirements under the basic method provided for in Rule 15c3-1. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies. At December 31, 2007, CAPIS had net capital of $67,431, which was $62,431 in excess of the required net capital of $5,000.

4. Related-Party Transactions

Under an agreement effective January 1, 2007, CAPIS and CAP operate under an administrative agreement whereby CAP provides administrative and personnel services to CAPIS. CAPIS pays a monthly fee to CAP which is subject to a monthly fee limit of $10,000. In 2007, both parties determined that the allocated year-to-date charges, given the activity during the year, were $6,000.

Supplemental Information

Schedule I

Cooperative of American Physicians Insurance Services, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2007

Computation of net capital		
Total stockholder's equity and regulatory capital	$	69,124
Deductions and/or charges:		
Nonallowable assets		(1,693)
Other deductions and/or charges		–
Net capital before haircuts on securities positions		67,431
Haircuts on securities		–
Net capital	$	67,431
Minimum dollar net capital required (6.66% of aggregate indebtedness)	$	567
Net capital requirement (minimum)	$	5,000
Excess net capital	$	62,431

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2007 Part IIA FOCUS filing.

Schedule II

Cooperative of American Physicians Insurance Services, Inc.

Determination of Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2007

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III

Cooperative of American Physicians Insurance Services, Inc.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2007

The Company is exempt from Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017

Phone: (213) 977-3200
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Cooperative of American Physicians Insurance Services, Inc.

In planning and performing our audit of the financial statements of Cooperative of American Physicians Insurance Services, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 20, 2008

END